

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2016

Kevin R. Maddron
Chief Financial Officer, Treasurer and Chief Operating Officer
CNL Healthcare Properties, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, FL 32801

> **Re: CNL Healthcare Properties, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 22, 2016**
> **File No. 000-54685**

Dear Mr. Maddron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Item 2 – Amendments of the Articles of Incorporation, page 20</u>

1.   We note the four proposals regarding amendments to your charter. Please revise to unbundle any matters that substantively affect shareholder rights or, alternatively, tell us how you determined that bundling the amendments into four proposals was appropriate, including explaining how you considered whether each matter substantively affects shareholder rights. Refer to Exchange Act Rule 14a-4(a)(3) and Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretation Question 101.02.

2.   We note your disclosure regarding amending your charter to remove certain provisions included originally to comply with the NASAA Guidelines that are no longer applicable to the company. Please tell us why you believe these provisions in your charter that are required by NASAA Guidelines are no longer applicable to you and revise your disclosure, as applicable.

3.   Please revise your disclosure to more specifically describe how each amendment affects shareholder rights, including clarifying and describing the rights that shareholders no longer will have if such amendments are approved. For example only, we note the amendment that will remove any reference to a roll-up transaction from the charter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities